Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

On November 30, 2021, Dave Scott, Chief Executive Officer of Hyperfine, Inc. (“Hyperfine”), was interviewed by Reggie Battle as part of the Zone 3 Podcast during the Radiology Society of North America 108th Scientific Assembly and Annual Meeting (“RSNA 2021”). Mr. Scott, along with Hyperfine Customer Success team members, Denise Vale and Jess Cox, participated in the podcast. A transcript of the podcast is set forth below.

Interview with Dave Scott

Reggie: Zone 3 podcast. Super excited to have Dave Scott, CEO, Hyperfine with us talking about some of their impressive technology and why we should be super excited about what they're bringing to the table. Complete game changer. You know, you're definitely changing the mode for our environment, right? Just the way we think about MRIs. MRI safety. MRI portable, right? That's like a new term for us. So you know, tell us a little bit about yourself, about the company and, you know, where things are headed.

Dave Scott: Thanks, Reggie. Awesome. Awesome to be on the show. Super happy to be here. Super happy to be at RSNA with Hyperfine. This is really our kind of big coming out. You know, last year we got FDA clearance, but in the middle of COVID, you know, all the shows are shut down, so this was our chance to really be here and show the world what we've done.

Reggie: Nice, nice. Now there's a lot of special things about Hyperfine, right? It's a very low field magnet, right? And it's a permanent magnet. You want to kind of get into a little bit of the details there.

Dave Scott: Yeah, yeah. So it's, you know, it's really a different technology than traditional MRI. I mean, in the same way that, let's take cars as an example, right? Going from a gas engine to an electric vehicle, it really takes a rethinking of all of the engineering and all the physics. And that's what we did. We started with the blank piece of paper and we said “what would it take to build an MRI machine that could roll through a doorway on wheels, plug into a normal wall outlet and do a high quality image of the brain?”.

Reggie: How much energy does that take? Is it kind of like a microwave?

Dave Scott: It plugs into a normal wall outlet, normal 15 amp wall outlet, so it takes about the power of like a coffeemaker.

Reggie: Oh, that's awesome. A coffee maker. Oh, that's amazing. Yeah, wow. Nice. And so with RSNA this year, after FDA approval, where do you see things kind of going, right?

Dave Scott: We are super excited. At this show we're launching our new software. We just got FDA approval for our machine learning software, so that's dramatically improving our image quality. So we're super excited by that. And so our applications are really filling this unmet need at the patient bedside. So rather than having to take a complex patient and transport them to an MRI suite, which is dangerous for the patient, it's time consuming for the personnel and the staff. We can roll our system right up to the patient bedside, image their brain and diagnose all kinds of different pathologies in the brain.

Reggie: Oh man, and I can only imagine just how, like, how that's going to change workflows for the better, not just for, you know, technologists or for the ICU nurses, but for the patient. You know.

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Dave Scott: All the stakeholders benefit. You know, a lot of times you introduce a new technology and it's good for some stakeholders, but it's not good for all stakeholders. If we look at our situation, it's good for the patients. They're not having to be transported. It's safer for them. They get a faster diagnosis. It's good for the physicians because they're not having to wait those many, many hours that it would take to normally get a diagnosis. The nursing staff love this.

Reggie: I know, they love it.

Dave Scott: Because they don't have to do all that packing up of a complex patient and transporting them, right. And then the hospital administration, we're seeing value on the ROI. So the return of the investment and really putting money back in the pocket of the hospital. We have data that shows that these hospitals are saving money and length of stay costs, transport risk cost, and they're driving increased revenue and increased utilization of their existing MRI suite. Because if you can image a patient at the bedside, and these are complex patients instead of imaging them in the MRI suite where they're going to take up two or three time slots, now, we're freeing up those time slots. It's driving utilization to the existing MRI suite, which hospital administrators love.

Reggie: Wow. Now, for people out there who want to kind of see how this thing can kind of be implemented in their workflow, do you guys have a way of doing demonstrations or kind of…?

Dave Scott: Yeah, absolutely. Great question. I mean, it's so portable. We put this thing in the back of a van.

Reggie: That’s kind of crazy. Oh my gosh.

Dave Scott: We've got these vans that we can drive them around the country. We can drive them up to a hospital, up to a clinic, run a live demo in the van. We can roll the thing out of the van, roll it into a room, into a hospital room, into an ICU, into an emergency room and show a live demo, in a real setting, with a real life environment, right?

Reggie: That is truly portable MRI. Something that I'm still having trouble, you know? Understanding.

Dave Scott: Wrapping your head around.

Reggie: Yea. It’s just so mind blowing. Well, it's exciting.

Dave Scott: The first question people ask is about safety. But because the field is so low, it's 0.064-Tesla, so 0.064-Tesla, compared to, say, a 1.5 or 3 Tesla scanner. So you know, the magnetic strength is - feels like a refrigerator magnet. So you don't have the projectile risk, you don't have the concern over emptying your pockets of metal and things like that. This can be in a room filled with all kinds of electronic equipment, and it's not a problem. So there's really no there's no safety risk from that perspective. Yeah, it's super exciting. Portable MRI is inevitable. It's like going from an IBM mainframe to a laptop computer. You know this progression of technology, you know, from very large and complex to smaller and smaller, it's happening and this is inevitable. We're not replacing traditional MRI, because there's still great use cases for that, but when you need a bedside, immediate answer to a brain pathology or a brain concern, brain condition, roll up a Hyperfine bedside MRI and we can get that scan done.

Reggie: I'm sure you can't even talk about this, but I'm sure you guys have talked about maybe putting this into ambulances and things like that for traumatic brain injury.

Dave Scott: We are. We are looking at that. We actually have a lot of groups that are approaching us for putting this in the back of an ambulance and making that ambulance like a stroke ambulance to focus on stroke. But lots of interesting applications like that. We're getting approached by folks that want to put these in retirement communities and retirement centers.

Reggie: Yeah, that's a big problem.

Dave Scott: You have an elderly person that falls and you don't know what happened. Did they have a stroke? Did they just fall and hit their head? You have to send that person to go get a scan done by ambulance. 90% of the time, it's no problem found. So that's a huge cost to the health care system. What if you could have an MRI scanner at that retirement community or on a van that you could go and deploy at that retirement community? Get that scan done, make sure that that resident is OK and let them rest easy.

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Reggie: That's super exciting, man. You guys stole the show from what we've seen. Yeah, Hyperfine is definitely the booth to go to. If you guys haven't gone there yet, make sure you go check it out. You guys are here all week, right?

Dave Scott: We're here all week. Yeah.

Reggie: Well, thank you again, Dave Scott.

Dave Scott: Thank you, Reggie.

Reggie: Reggie, Zone 3 podcasts. Hyperfine CEO Dave Scott, man. We are out. Thank you.

Swoop Demonstration

Reggie: Alright. So let me hand a few things off, and I know—and it was

Denise: Denise.

Reggie: Denise, our MRI tech here. And Denise, I'm going to give you the mic.

Denise: Oh great, thank you. Just what I needed.

Reggie: And I'm used to taking everything out of my pocket before I do this. But I don't have to do that here. I’m just going to take my earrings out.

Denise: You can just put them right here. So, we already went through the questionnaire with him to make sure that he is completely safe for us to scan. We are still following all of our MRI safety rules. This is our 5 gauss line. So when you know about the difference of MRI, we want to make sure all the metal and everything that possibly could harm a patient like a pacemaker if they go into the metal, we want to still follow that and make sure that he's safe. We noticed that his earrings were magnetic, so we're taking that out. But the rest of the stuff, he's got stuff in his pocket.

Reggie: I’ve got my phone here.

Denise: He's got a belt on there.

Reggie: I’m taking their word for it.

Denise: That's right. We're going to be OK. Alright. Have a seat up here? And be careful. One second, I'm just going to turn this down. See where this coil is. I want to, since he's a very mobile patient for me, go ahead and slide all the way in. What you want to do is put yourself all the way into the coils, as if you're putting on a bike helmet, keep going all the way until you're done. Ok, now the biggest thing is to hold nice and still. Now do you feel like you can hold still for me, or would you like a little pads on the side of your ears?

Reggie: Let's try some little pads.

Denise: All right, come on. I think he wants to fall asleep. Right? Ok, so I'm going to put this in right next to you. You can go ahead and move them if you'd like. Ok, now I'm also going to give you this little ball. You can blow up those little pads, make it real, nice and tight for you. Can you scooch in a little bit more? Perfect. And are you comfortable with your legs, or do you want them bent up?

Reggie: I would take a cushion if you have one.

Denise: We don't have a cushion, but you can bend up your knees. Fantastic. Ok. Is that good?

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Reggie: Yeah, that’s perfect.

Denise: All right. Well, you just hold nice and still. We're going to go ahead and get started. So I just…we have it all programmed in here. Going to go ahead and do a scan. Alright. So you're going to start hearing some knocking noises. Ok, so what we're doing is a little bit of calibration here just to make sure that we are set to scan and for our image quality. So if you know anything about MRI, we have an RF cage, which looks like a honeycomb. We're able to open it up over onto the left side there so that when we do have patients that have any intubation tubes or anything, we can help easily get them in there a little bit easier and make sure that they're in the coil all the way. Our head coil is an eight channel head coil. We also have one transmitter coil along with seven noise cancellation boxes that really helps us be able to scan in this open environment. So it's a real easy setup here. You type in the patient's name. It's kind of like an iTunes playlist when you go into the exam. We have all the protocols that are all set to go, and so someone who's scanning it, you can go right into whether that's a stroke protocol or if it's a headache. You just pretty much press that. If you want to add extra sequences, you can go ahead and, see if you want a flare, you want a diffusion and then you're able to move these arrows down and replace them. So if you're having a patient that has a stroke, you're going to want to do the diffusion right away. Like I said, it's as easy as an iTunes playlist. You can remove them just like that. The great thing about our scanner also is we have what we call image rendering. This, first of all, is going to be our localizer. So this is showing us that the green halo represents the coil that he's in. We want to make sure he's positioned deep enough into the coil and that we're not going to clip out any of the great anatomy. When I go into the next scan, you'll see it's starting to be real blurry. We call this image rendering and it's going to keep building on the image quality. So really in just the two minutes that we've been scanning already, you can see a lot of the anatomy and if there's something major going on, you might even want to stop the scan and take them right into surgery. So in the meantime, we're still building on this scan, we have two minutes left on this T2 axial, and from there then we have about two minutes after the fact to really improve on the quality. So we'll come back to that when that's finished. So we have, you know, this is really a point of care portable MRI, and we're able to drive this right into the ICU and into the emergency departments and over here, if we see we have a couple of different stations that we can turn this into. So we have a drive mode right here where we use a joystick and we can maneuver around the hospital rooms to make sure that we can get to the top of the patient's bed. We can go in any standard sized elevator. We don't need any special service elevator. We plug into a regular outlet. So a 110 outlet, we don't need anything extra for that. All the electronics are housed down below. So it's a pretty much a modular unit.

Dave Scott: Time to wake up, man. Did you fall asleep?

Reggie: I was trying not to laugh. I wanted these pictures to come out good.

Dave Scott: How was it?

Reggie: That was nice actually, yeah, I thought I was going to warm up a lot more than. I didn't actually feel any heat at all. And it wasn't as loud as I was expecting, and it's like almost no noise. I had the cushions up against my ears. I'm already a big fan.

Dave Scott: You want to see your brain?

Reggie: Yeah.

Denise: Alright, so yeah, so here's your T2 scan. And so we had it on camera before where we were bringing up the image quality, so this is finally completed. What we can do then, is go into our 3D scan. And if you take two fingers, I will actually let you if you want to, you can go through.

Reggie: You have model hands though.

Denise: Good thing I had my nails done. Go ahead.

Reggie: Yeah, so you just take two fingers? So if you try one finger, oh it rotates.

Denise: If you do three, you're going to move it around.

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Reggie: Oh, I love this. I am a total techie. So this type of stuff is so up my alley, because where everything's headed. Oh I love that. And this is a wide field, right?

Reggie: Mic. Here you go… here's my tissue. Alright. Denise, MRI tech.

Denise: Yeah, for thirty five years already.

Reggie: Thirty five years. So tell us how special this thing has been for you. Like, how is this kind of changed your workflow or how you kind of imagine the field, right?

Denise: Right. I mean, you know, being an MRI tech for so long and then to see that this scanner is on wheels and you can take it right to the patient, right? You know, just like what Jess was just talking about. They want to keep the patients in ICU with them, with all the nurses and stuff. You know, I don't want those patients coming to me, because they're always going to code on me. Now that we can take the scanner right to them and have the nurses help. Like now, it's a win-win situation, because now we're a team effort and the nurses and the MRI people are working together for the one goal in mind is to make this patient comfortable and to scan that patient.

Reggie: Get that information that the docs need to move forward, right? Because sometimes when the patient is critical, you don't want to take them off the floor, right?

Denise: No.

Reggie: And that can delay getting that MRI right?

Denise: So I just don’t even—think about this, like when I have an ICU patient coming down to my MRI table, I have to block off now three of my patients. So, now we're yeah, now they can take it up there. My schedule is really great still.

Reggie: Yeah, yeah, that's good. I love that. Yeah, thank you so much, Denise. It's been great, man. We love this week. We might even actually spend a night here tonight.

Reggie: Alright. Just had my brain scan and I'm feeling real good about that. You know, kind of waking it up. But I am here with Jess and really Jess, I have a few questions, right? Sure. Like you're an ICU nurse, right? Neuro ICU,

Jess: I am.

Reggie: So you know the difficulties of taking someone who is in critical care down to MRI, right? Like what are the biggest differences that you kind of notice that Hyperfine is kind of provided you, you know?

Jess: Yeah, so you have to imagine a patient in a neuro ICU. They're extremely complicated, critically ill patients that have multiple lines. And when I say lines, I mean IV lines, multiple medications hanging. Patients are on ventilators. So we have to pack all of that stuff up. Put it onto the patient's bed. We have multiple nurses, respiratory therapy, that has to come with us on our road trip from the seventh floor all the way down to the basement in order to get an MRI. So what we really are concerned about are those patients that become unstable on the way down to get an MRI. When we get in the elevator and they start to go downhill very quickly or their blood pressure drops very suddenly. So where this is really fantastic is, especially in those subset of patients, the ones that you are unable to move, this is able to come right to the point of care, to the bedside. We roll it in with our joystick right to the head of the bed, fold down the bridge and we're able to slide a patient right in.

Reggie: On their bed, like literally just right in.

Jess: Exactly.

Reggie: Oh, that's nice.

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Jess: Yes.

Reggie: Oh, I can only imagine because you don't have to worry about switching over to an MRI safe pump. You don't have to worry about, you know, switching over your telemetry monitors and going through that whole spiel that literally sometimes takes longer than actually scanning the patient, right?

Jess: The other thing that's really fantastic is families can stick around, too. So when patients, when, when families and loved ones are there and somebody’s super sick, they don't like to leave their side. So it's really nice, especially in the pediatric setting. A mom can hold the patient's hand, make sure they're comfortable, all of those different things.

Reggie: That's awesome. That's really good. I can only imagine, you know how helpful this is going to be in the ICU.

Jess: Absolutely.

Reggie: Thank you, Jess. Thank you for your time.

Jess: Yeah, sure. Thank you.

Reggie: This is Zone 3 podcasts. We are in the Hyperfine suite. Their exhibit is amazing. And yeah, you've seen it here. That's my brain…portable.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between HealthCor Catalio Acquisition Corp. (“HealthCor”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”), HealthCor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes the proxy statement/prospectus and certain other related documents and is both the proxy statement distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on November 26, 2021, and HealthCor commenced mailing the proxy statement/prospectus to its shareholders on or about November 30, 2021. HealthCor’s shareholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination. Shareholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

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Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hyperfine’s expectations with respect to future performance, development and commercialization of products and services; and the potential benefits and impact of Hyperfine’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development and commercialization activities, including the degree that Swoop is accepted and used by healthcare professionals; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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